

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 25, 2010

VIA U.S. Mail and Facsimile

William R. Jellison
Chief Financial Officer
221 West Philadelphia Street
York, PA 17405-0872

> **Re:** **DENTSPLY International, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 22, 2010**
> **Forms 8-K dated April 29, 2010 and February 10, 2010**
> **File No. 000-16211**

Dear Mr. Jellison:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2009

Selected Financial Data, page 23

1.   Please tell us why you have not included "net income" within selected financial
        data. We reference Item 301 of Regulation S-K which requires presentation of
        "net income from continuing operations."

Item 7. Management's Discussion and Analysis of Financial Condition and Result of
Operations

Results of Operations, page 25

Restructuring, impairments and other costs, page 27

2.   Regarding the restructuring programs undertaken in 2008 and 2009, in future
        filings please provide quantified disclosure of the expected cost savings from the
        plans and identify the periods when you expect to first realize those benefits. For
        guidance on these MD&A disclosures, please refer to SAB Topic 5-P.

Operating Segments Results, page 28

3.   We see that you attribute the fluctuations in net sales and operating income by
        operating segment to unfavorable product and geographic sales mix, changes in
        sales, unfavorable absorption and currency translation. In future filings, please
        also include a discussion of the underlying reasons why each of those items
        changed and how they impacted net sales and operating income. For example you
        could discuss how the sales or geographic mix changed and why that particular
        mix increased or decreased revenues/operating margin. In addition, when you
        attribute the fluctuation to multiple factors, please quantify the impact of each
        factor on the financial statement line item.

 Consolidated Financial Statements

Note 13. Benefit Plans, page 77

Fair Value Measurements of Plan Assets, page 81

4.   In future filings, please revise to disclose the methodologies and assumptions you
        used to value the level 3 pension plan assets.

Forms 8-K dated April 29, 2010 and February 10, 2010

5.   We see that you present "Non-GAAP earnings per share" as a headline in the press release attached as an exhibit to the Forms 8-K without providing the comparable GAAP measure. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item, you must provide all the disclosures required by paragraph (e)(1)(i) of Regulation S-K. In future filings please provide a presentation, with equal or greater prominence, of the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief